Exhibit 99.2

TORM plc Second Quarter and Half-Year Report 2020

“The strong market during the first quarter continued into the second quarter of 2020, which has resulted in the strongest half-year since 2008. TORM achieved a profit before tax of USD 128m for the first six months of 2020. I am pleased that TORM’s strong financial position allows us to distribute a total of USD 63m, or DKK 397m, in dividends to our shareholders for the half-year. With recent sales of seven older vessels at attractive prices, we have continued our ongoing fleet renewal activities, enabling TORM to actively pursue attractive opportunities in the market as they arise,” says Executive Director Jacob Meldgaard and adds: “Further, I am pleased that at this point in the third quarter of 2020, TORM’s solid operational platform has secured strong bookings that indicate a positive result for the whole quarter.”
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In the second quarter of 2020, TORM achieved TCE rates of USD/day 25,274 (2019, same period: USD/day 15,405), and an EBITDA of USD 119.0m (2019, same period: USD 40.6m). The profit before tax amounted to USD 71.4m (2019, same period: USD 5.2m), and earnings per share (EPS) was 96 cents or DKK 6.5 (2019, same period: 7 cents or DKK 0.5). The profit before tax includes one-off items of USD 6.0m related to the sale of five older vessels. Cash flow from operating activities was positive at USD 113.3m in the second quarter of 2020 (2019, same period: USD 37.6m), and Return on Invested Capital (RoIC) was 18.5% (2019, same period: 3.9%).

In the first six months of 2020, TORM achieved TCE rates of USD/day 24,465 (2019, same period: USD/day 16,689) and an EBITDA of USD 220.5m (2019, same period: USD 102.1m). The profit before tax for the first six months of 2020 amounted to 128.2m (2019, same period: USD 28.7m), and earnings per share (EPS) was USD 1.71 or DKK 11.6 (2019, same period: 38 cents or DKK 2.5). Cash flow from operating activities was positive at USD 163.1m in the first six months of 2020 (2019, same period: USD 93.0m). Return on Invested Capital (RoIC) for the first six months of 2020 was 17.1% (2019, same period: 6.2%).
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The second quarter of 2020 was characterized by significant market volatility with product tanker rates reaching all-time high levels by the end of April, supported by temporary export boosts and floating storage. The strong market was a result of the COVID-19 outbreak that dramatically reduced oil demand while the OPEC+ price war at the same time resulted in an increased oil production in March and early April. This led to stock building of an unprecedented scale, including floating storage. Especially operational floating storage due to discharging issues at terminals and refineries tied up product tankers and effectively removed vessels from the market. However, by the end of June, rates had come off as the oil market started to rebalance, resulting in a significant part of the tonnage in floating storage being released. Current uncertainties in the product tanker market are driven by the speed towards normalization of the demand and supply situation in the oil market.

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During the COVID-19 pandemic, TORM has fully maintained its operations thanks to the One TORM platform, but especially due to an extraordinary and very professional effort from our crew members. While crew changes remain an issue due to travel bans and quarantine in several countries around the world, TORM has observed a very positive development since the end of the second quarter and has conducted more than 700 crew changes since the end of June, reducing the percentage of crew with overdue employment from approx. 40% to approx. 10% of the total crew on board TORM’s vessels.

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During the second quarter of 2020, TORM took delivery of the MR newbuilding TORM Stellar and sold five older vessels. The vessels sold consist of three MR vessels: TORM Mary (built in 2002), TORM Gertrud (built in 2002) and TORM Vita (built in 2002) and two LR2 vessels: TORM Kristina (built in 1999) and TORM Helene (built in 1997). TORM Mary was delivered to the new owner at the end of the second quarter, and TORM Gertrud, TORM Kristina and TORM Helene were delivered during July and August. TORM Vita is expected to be delivered to the new owner at the beginning of the fourth quarter. After the second quarter ended, TORM has sold another two MR vessels: TORM Gerd (built in 2002) and TORM Caroline (built in 2002) that both are expected to be delivered to the new owners later in 2020. The seven vessels have been sold for a total consideration of USD 66m of which USD 10m were received in the second quarter of 2020. TORM will repay a total of USD 37m in debt in connection with the vessel sales, and USD 9m have been repaid in the second quarter of 2020. TORM is pleased to have completed these vessel sales above prevailing broker values and believes that the transactions are well-timed in the market, supporting TORM’s ongoing fleet renewal.

Announcement no. 22 / 17 August 2020	TORM plc Second Quarter and Half-Year Report 2020	Page 1 of 3

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As of 30 June 2020, TORM’s available liquidity was USD 302.3m consisting of USD 181.3m in cash and cash equivalents, USD 45.0m in undrawn credit facilities and USD 76.0m of sale and leaseback financing. Cash and cash equivalents include USD 20.2m in restricted cash, primarily related to security placed as collateral for financial instruments. As of 30 June 2020, net interest-bearing debt amounted to USD 729.8m, and TORM's net loan-to-value (LTV) ratio was 47%. TORM’s strong financial position will, in a challenged market environment, support the Company to navigate potential challenges and seize attractive opportunities.

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Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,734.6m as of 30 June 2020. Compared to broker valuations as of 31 March 2020, the market value of the fleet decreased by USD 88m when adjusted for sold and purchased vessels. The book value of TORM’s fleet was USD 1,762.0m as of 30 June 2020 excluding outstanding installments on the two LR2 newbuildings of USD 85.9m. The outstanding installments include payment for scrubbers related to these vessels. TORM also has CAPEX commitments of USD 12.2m for retrofit scrubber installations.

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Based on broker valuations as of 30 June 2020, TORM’s Net Asset Value (NAV) excluding charter commitments was estimated at USD 985.4m corresponding to a NAV/share of USD 13.3 (DKK 88.2). TORM’s book equity amounted to USD 1,110.5m as of 30 June 2020 corresponding to a book equity/share of USD 14.9 (DKK 99.4).

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TORM expects to install a total of 49 scrubbers. As of 30 June 2020, TORM had installed 37 scrubbers, and as of 17 August 2020 TORM has installed 40 scrubbers. Of the remaining nine installations, five are expected to be conducted in the third quarter this year, one in the fourth quarter this year and one in the third quarter of 2021. The remaining two scrubbers will be installed on the two LR2 newbuildings to be delivered in the fourth quarter of 2021.

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After the quarter ended, TORM received commitment for financing of scrubbers and ballast water treatment systems on four vessels from an international financing institution. The drawdown of the debt will be approx. USD 12m and will be made when all installations are finalized later in 2020. After the quarter ended, TORM furthermore received commitment from Hamburg Commercial Bank to refinance USD 35m in senior secured debt covering five older vessels. The refinancing will postpone the debt maturity related to these vessels from 2021 to 2025, thereby providing additional financial flexibility.

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During the second quarter of 2020, TORM conducted a capital reduction of USD 900m in the parent company TORM plc. The capital reduction will not reduce the underlying net assets of the Company but increase the distributable reserves by USD 900m, thereby providing TORM with additional flexibility to undertake share buybacks or dividend payments. In June, TORM also increased its share capital by 67,132 A-shares (corresponding to a nominal value of USD 671.32) as a result of the exercise of a corresponding number of Restricted Share Units. On 13 July 2020, TORM’s 4,701,864 warrants expired.

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TORM’s Board of Directors has decided to declare an ordinary dividend of USD 63.2m, equivalent to USD 0.85 per share. Payment is expected on 10 September 2020 to shareholders of record on 27 August 2020, with the ex-dividend date on 26 August 2020. The distribution corresponds to 50% of net income for the six months ended 30 June 2020 and is in line with the Company’s Distribution Policy.

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As of 30 June 2020, 18% of the remaining total earning days in 2020 were covered at an average rate of USD/day 23,027. As of 13 August 2020, the coverage for the third quarter of 2020 was 68% at USD/day 17,928. For the individual segments, the coverage was 86% at USD/day 22,357 for LR2, 69% at USD/day 21,003 for LR1, 64% at USD/day 16,633 for MR and 63% at USD/day 7,100 for Handy.

Announcement no. 22 / 17 August 2020	TORM plc Second Quarter and Half-Year Report 2020	Page 2 of 3

CONFERENCE CALL
TORM will be hosting a conference call for investors and financial analysts today at 9:00 am Eastern Time / 3:00 pm Central European Time. If you wish to participate in the call, please dial +45 3272 0417 (or +1 (646) 741 3167 for US connections) at least ten minutes prior to the start of the call to ensure connection and use 2568528 as conference ID. The presentation can be downloaded from https://investors.torm.com.

CONTACT	TORM plc

Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Kim Balle, Chief Financial Officer, tel.: +45 3917 9285	London, EC3V 9DU, United Kingdom
Morten Agdrup, IR, tel.: +45 3917 9249	Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 22 / 17 August 2020	TORM plc Second Quarter and Half-Year Report 2020	Page 3 of 3